April 13, 2012

Via E-mail EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	General Steel Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 16, 2011
File No. 1-33717

Ladies and Gentlemen:

This letter from General Steel Holdings, Inc. (hereinafter as “we” or the “Company”) is in response to the comments of the Staff in a letter dated March 26, 2012 from Mr. John Cash, regarding the above-referenced Form 10-K.

Set forth below are responses to the Staff’s comments. For your convenience, each response follows the sequentially numbered comment from the Staff’s letter of March 26, 2012.

Form 10-K for the Fiscal Year Ended December 31, 2010

General

1.	We refer to your response to prior comment two from your letter dated February 29, 2012 and have the following additional comments:

•	Please tell us how you determined that the liability for the profit sharing payments should be bifurcated as part of your lease payment.

Company Response (1):

The ongoing lease payments are based on two elements: (1) a monthly payment based on the lessor’s cost to construct the assets of RMB 4 billion to be paid over the term of the cooperation agreement of 20 years and (2) 40% of any remaining pre-tax profits from Longmen Joint Venture. The first element would clearly be considered minimum lease payments. On the profit sharing component, we studied the examples in ASC 840-10-55-38 which indicates that lease payments that are directly related to the future use of the leased property are contingent rentals and are excluded from minimum lease payments in their entirety. However, we also considered the following facts:

•	The substance of the lease is that it provides for the repayment of the entire RMB 4 billion back to the lessor over the 20 year period and so one could view the profit share portion as effectively the interest portion on the lease.
•	The profit sharing component of the payment relates to profits generated by all the fixed assets of Longmen Joint Venture rather than only the leased assets. The output from the newly constructed assets accounts for approximately 50% of Longmen Joint Venture’s outputs; thus, the profit sharing arrangement is not directly tied solely to the leased property.

Based on these factors, this portion of the ongoing payments does not meet the definition of contingent rent, and therefore, would be considered a minimum lease payment. There is no specific guidance in ASC 840 on how this type of payment should be treated. Being outside the lease model in ASC 840, we believe that the value of the instrument issued should be part of minimum lease payments at inception (similar to situations where a lessee delivers stock or other assets to the lessor as part of the consideration under the lease contract). However, once valued and included in minimum lease payments for computing the leased asset and lease obligation at inception, the lease liability is then reduced by the value of the other asset or financial instrument delivered/issued (in this case a different type of liability), with the delivered asset derecognized (if appropriate under derecognition guidance for such assets) or the new financial instrument recognized. In the latter case, once the new financial instrument is recognized it would be accounted for under appropriate guidance based on its nature.

This profit sharing arrangement applies for a defined period of 20 years and therefore is akin to sales of "future revenues" of the entire entity governed by ASC 470-10-35-3 (formerly EITF 88-18). For this purpose, "future revenues" includes "… a specified percentage or amount of the revenue or of a measure of income (for example, gross margin, operating income, or pretax income) of a particular product line, business segment, trademark, patent, or contractual right" (defined in ASC 470-10-25-1). We believe this guidance most appropriately matches how it would have accounted for such a profit sharing arrangement had it been issued in exchange for cash and considers it appropriate to apply this guidance to this aspect of the liability issued in connection with the broader transaction.

•	Please explain to us how you determined that the profit sharing liability should be marked-to-market at each period end.

Company Response (2):

Following the guidance in ASC 470-10, initially, the profit share component will be reflected at its estimated fair value at the lease commencement date and included in the initial measurement and recognition of the capital lease in addition to the fixed payment component of the minimum lease payments. Thereafter, the financial instrument will be accounted for separate and apart from the lease accounting (as described in response to the Staff's comment (1)). As indicated in our prior submission to the Staff, the new financial instrument would not be marked-to-market, but rather the effective interest method pursuant to ASC 470-10-35-3 would be applied, accreting from the initial fair value ascribed to the expected payments over time. The ongoing lease payments will reduce the capital lease liability when paid. Changes in the Company’s operating result forecast may affect the estimates of what will be paid under this financial instrument and these changes would result in a change in the estimate of the effective interest rate prospectively from that point in time.

•	Please tell us how you determined that the offsetting debit/credit of the mark-to-market adjustment should be recorded as an adjustment to your leased assets rather than recorded in your statement of operations.

Company Response (3):

We observe that once the leased asset is measured in a capital lease under ASC 840, it is not affected by any alternative forms of settlement of the lease liability (e.g. settlements through the delivery of assets or by issuance of a financial instrument of the lessee). We determined the change in forecasted expected profit sharing payments should be reflected as an adjustment in effective interest on a prospective basis.

This letter responds to all comments contained in Mr. Cash’s letter of March 26, 2012. If you have any questions, please do not hesitate to contact our attorney, Stephen D. Brook, at (617) 345-3722 or the undersigned at +86 (10) 5775-7691.

Very truly yours,

General Steel Holdings, Inc.

By:	/s/ John Chen
John Chen
Chief Financial Officer

cc:	Mr. John Cash

Stephen D. Brook, Esq. (Burns & Levinson LLP)